[ AXA LOGO ]
                                   FINANCIAL
                                   PROTECTION

                                 PRESS RELEASE

                                                                   JUNE 21, 2005

--------------------------------------------------------------------------------

                          AXA REPORTS 2004 IFRS RESULTS

         PRINCIPLES AND RESULTS ARE IN LINE WITH OUR JANUARY INDICATIONS

           BALANCE SHEET STRENGTH AND EARNINGS CAPACITY ARE CONFIRMED

--------------------------------------------------------------------------------

    o SHAREHOLDERS' EQUITY AT DECEMBER 31, 2004 AMOUNTS TO EURO 28.5 BILLION UNDER IFRS, COMPARED TO EURO 26.2 BILLION UNDER FRENCH GAAP (FGAAP)

    o 2004 UNDERLYING EARNINGS(1): EURO 2.6 BILLION UNDER IFRS, COMPARED TO EURO 2.7 BILLION UNDER FGAAP

    o   2004 ADJUSTED EARNINGS(1): EURO 3.3 BILLION UNDER IFRS, COMPARED TO EURO
        2.9 BILLION UNDER FGAAP

    o 2004 NET INCOME: EURO 3.7 BILLION UNDER IFRS, COMPARED TO EURO 2.5 BILLION UNDER FGAAP

    o AXA'S DIVIDEND POLICY IS UNCHANGED: DIVIDEND IS EXPECTED TO REPRESENT 40% TO 50% OF IFRS ADJUSTED EARNINGS STARTING YEAR-END 2005

    o 2004 P&C COMBINED RATIO STANDS AT 98.5% UNDER IFRS, COMPARED TO 99.3% UNDER FGAAP

    o GEARING AT DECEMBER 31, 2004 IS 42% UNDER IFRS VERSUS 39% UNDER FGAAP, WELL WITHIN OUR COMFORT ZONE


--------------------------

(1) Underlying earnings are adjusted earnings, excluding net capital gains attributable to shareholders. Adjusted earnings represent net income before the impact of exceptional operations, goodwill and related intangibles amortization/impairments, and profit or loss on financial assets under the fair value option and derivatives. Adjusted and underlying earnings are non-GAAP measures and as such are not audited, and they may not be comparable to similarly titled measures reported by other companies. Management uses these non-GAAP measures as key indicators of performance in assessing AXA's various businesses and believes that the presentation of these measures provides useful and important information to shareholders and investors as measures of AXA's financial performance.

-------------------------------Be Life Confident--------------------------------

Paris - AXA reported today its 2004 results under International Financial Reporting Standards ("IFRS") principles. These results are audited and have been prepared in accordance with the IFRS and IFRIC(2) interpretations issued and effective or early adopted as of June 2005.

AXA has applied the amendment to IAS 39 regarding the fair value option issued by the IASB(3) on June 16, 2005 and the amendment to IAS 19 regarding employee benefits approved by the ARC(4). Both amendments are expected to be formally endorsed by the European Commission in the second half of 2005. The IFRS standards and IFRIC interpretations that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at this time.

HIGHLIGHTS

--------------------------------------------------------------------------------
In Euro million, except when otherwise noted     IFRS      FGAAP        IFRS
                                                 2004       2004      IMPACTS
--------------------------------------------------------------------------------
Shareholders' equity, group share
  @ Dec. 31, 2004 (billion)                      28.5       26.2            9%

Shareholders' equity, group share
  @ Jan. 1, 2004 (billion)                       22.5       23.4           -4%

Underlying earnings                             2 640      2 723           -3%
  per diluted share                              1.42       1.43           -1%

Adjusted earnings                               3 344      2 901           15%
  per diluted share                              1.78       1.52           17%

Net income                                      3 738      2 519           48%
  per diluted share                              1.99       1.32           51%
--------------------------------------------------------------------------------

(2) International Financial Reporting Interpretation Committee.
(3) International Accounting Standards Board.
(4) Accounting Regulatory Committee.

-------------------------------Be Life Confident--------------------------------

IFRS IMPACTS ON SHAREHOLDERS' EQUITY

The IFRS impact on the shareholders' equity as of January 1, 2004 is a decrease of Euro 0.9 billion or 4%, within our flat to -5% range announced at the January 6, 2005 IFRS presentation.

As of December 31, 2004, the IFRS impact on the shareholders' equity is an increase of Euro 2.4 billion or 9%.

----------------------------------------------------------------------------------------------------------------
In Euro billion                                                              @ JAN. 1, 2004     @ DEC. 31, 2004
----------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY - FGAAP                                                           23.4                26.2
----------------------------------------------------------------------------------------------------------------
  Invested Assets & scope of consolidation                                              2.5                 4.7
  Share-based compensation & employee benefits                                         -2.0                -2.2
  Business combination                                                                 -1.3                -0.8
  Compound financial instruments (convertibles) & TSS reclassification                  0.1                 0.8
  Other impacts                                                                        -0.3                -0.2
      Derivatives & hedging                                                             0.2                 0.5
      P&C and Int'l equalization reserves                                               0.3                 0.3
      DAC & equivalent                                                                 -0.1                -0.1
      Treasury shares                                                                  -0.5                -0.4
      Others                                                                           -0.1                -0.4
----------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY - IFRS                                                            22.5                28.5
----------------------------------------------------------------------------------------------------------------

Main differences between FGAAP and IFRS shareholders' equity as of December 31, 2004 are:

    o INVESTED ASSETS AND SCOPE OF CONSOLIDATION: The recording of invested assets (excluding real estate and loans) at fair value and the extension of the scope of consolidation result in a positive impact of Euro 4.7 billion.

    o SHARE-BASED COMPENSATION AND EMPLOYEE BENEFITS: Past deficit and on-going actuarial gains and losses on employee benefits are incorporated in the IFRS shareholders' equity, with a negative impact of Euro 2.2 billion.

    o BUSINESS COMBINATION: Goodwill is booked in the local currency of the acquired entity under IFRS, and therefore is subject to exchange rate fluctuations. This is partly offset by no 2004 goodwill amortization, resulting in a net negative impact of Euro 0.8 billion.

    o COMPOUND FINANCIAL INSTRUMENTS AND TSS RECLASSIFICATION: For compound financial instruments (convertibles), the equity component (value of the option granted to convert the debt instrument into an equity instrument of the Company) is reported in shareholders' equity under IFRS. In addition, the "Titres Super Subordonnes" (TSS, which are undated deeply subordinated notes) issued in 2H04 are reclassified in shareholders' equity as they do meet the IFRS definition of equity. These two elements result in a positive impact of Euro 0.8 billion.

-------------------------------Be Life Confident--------------------------------

IFRS IMPACTS ON 2004 EARNINGS

---------------------------------------------------------------------------------------------------------------
In Euro million                                                         IFRS            FGAAP             IFRS
                                                                        2004             2004          IMPACTS
---------------------------------------------------------------------------------------------------------------
UNDERLYING EARNINGS                                                    2 640            2 723              -83
---------------------------------------------------------------------------------------------------------------
  Net capital gains & losses attributable to shareholders                704              178              526
---------------------------------------------------------------------------------------------------------------
ADJUSTED EARNINGS                                                      3 344            2 901              443
---------------------------------------------------------------------------------------------------------------
  Goodwill and related intangibles                                       -42             -649              607
  Exceptional operations                                                  10              267             -258
  Profit or loss on financial assets (under fair value                   427                               427
  option) & derivatives
---------------------------------------------------------------------------------------------------------------
NET INCOME                                                             3 738            2 519            1 219
---------------------------------------------------------------------------------------------------------------

2004 UNDERLYING EARNINGS amount to Euro 2,640 million under IFRS compared to Euro 2,723 million in FGAAP.

------------------------------------------------------------------------------------------------------------------------------
FY2004 - In Euro million                            TOTAL         L&S        P&C      INT'L  ASSET MGT        OFS       HLDGS
------------------------------------------------------------------------------------------------------------------------------
UNDERLYING EARNINGS - FGAAP                         2 723       1 603      1 063        155        316         26        -439
------------------------------------------------------------------------------------------------------------------------------
    Scope of consolidation                            -88         -59        -15         -5        -11          3          --
    Share-based compensation                          -65          -3         -4         --         -2         --         -56
    Employee benefits                                  57          30         25          1         -1          1           1
    P&C and Int'l equaliz. reserves                    12          --         34        -21         --         --          --
    Others                                             --          -8          1          9         -2         -7           7
------------------------------------------------------------------------------------------------------------------------------
UNDERLYING EARNINGS - IFRS                          2 640       1 564      1 104        139        299         22        -488
------------------------------------------------------------------------------------------------------------------------------

The Euro 83 million decrease in underlying earnings between FGAAP and IFRS is mainly due to the newly consolidated entities (mostly real estate companies) for which IFRS captures earnings on the underlying securities when FGAAP reflected the dividends distributed, leading to some timing differences in the emergence of earnings.

The share-based compensation expense of Euro 65 million reflects the facts that
(1) the fair value at grant date of equity-settled instruments is accrued over the vesting period and (2) the fair value of the discount on Shareplan offered to employees is expensed.

Regarding employee benefits, as past actuarial gains and losses are recognized in the Opening Balance Sheet under IFRS, they no longer need to be amortized in earnings.

-------------------------------Be Life Confident--------------------------------

2004 ADJUSTED EARNINGS amount to Euro 3,344 million under IFRS compared to Euro 2,901 million in FGAAP.

---------------------------------------------------------------------------
In Euro million                                                     FY2004
---------------------------------------------------------------------------
ADJUSTED EARNINGS - FGAAP                                            2 901
---------------------------------------------------------------------------
      IFRS impact on underlying earnings                               -83
      Reversal of FGAAP impairments                                    291
      Increased realized capital gains                                 235
---------------------------------------------------------------------------
ADJUSTED EARNINGS - IFRS                                             3 344
---------------------------------------------------------------------------

The Euro 443 million increase in adjusted earnings between FGAAP and IFRS results from the reversal of impairment allowances recorded under FGAAP (+Euro 291 million), as they have been passed through IFRS Opening Balance Sheet, and increased realized gains (Euro +235 million), in line with lower carrying values under IFRS, which more than offset the Euro 83 million decrease of the underlying earnings.

2004 NET INCOME amounts to Euro 3,738 million under IFRS compared to Euro 2,519 million in FGAAP.

---------------------------------------------------------------------------
In Euro million                                                     FY2004
---------------------------------------------------------------------------
NET INCOME - FGAAP                                                   2 519
---------------------------------------------------------------------------
      IFRS impact on adjusted earnings                                 443
      Goodwill & related intangibles                                   607
      Exceptional operations                                          -258
      Assets under fair value option                                   173
      Derivatives                                                      254
---------------------------------------------------------------------------
NET INCOME - IFRS                                                    3 738
---------------------------------------------------------------------------

The Euro 1,219 million increase in net income between FGAAP and IFRS mainly results from the adjusted earnings increase, the absence of goodwill amortization under IFRS, and the change in fair value of assets designated at fair value through P&L (fair value option) and of derivatives.

The Euro 254 million impact from change in fair value of derivatives mainly comes from AXA SA:

    o   interest rate hedging strategies considered as speculative under IFRS;
        and

    o hedging of underlying earnings foreign exchange exposure (Euro 73 million)

Exceptional operations decrease by Euro 258 million under IFRS compared to FGAAP as:

    o The FGAAP Euro 112 million positive impact related to rights exercised by former Sanford Bernstein shareholders to sell Alliance Capital units to AXA Financial is eliminated under IFRS, as the provision offsetting the 2000 dilution gain related to the acquisition of Sanford Bernstein was recognized in the 2004 Opening Balance Sheet.

    o In the context of an acquisition, IFRS does not allow the booking in the Purchase GAAP balance sheet of restructuring costs which were not strictly defined by the acquired company at the date of acquisition. As a result, MONY restructuring provisions amounting to Euro 146 million are reflected in IFRS 2004 net income.

-------------------------------Be Life Confident--------------------------------

IFRS IMPACTS ON OTHER KEY INDICATORS

    o DIVIDEND: AXA's dividend policy is unchanged: dividend is expected to represent 40% to 50% of IFRS adjusted earnings starting year-end 2005.

    o   COMBINED RATIO: Under IFRS, our 2004 P&C combined ratio stands at 98.5%.


-------------------------------------------------------------------------------
2004 P&C COMBINED RATIO - FGAAP                                          99.3%
-------------------------------------------------------------------------------
      Equalization reserve                                               -0.3%
      Employee benefits                                                  -0.1%
      Interests credited to P&C annuity reserves                         -0.4%
-------------------------------------------------------------------------------
2004 P&C COMBINED RATIO - IFRS                                           98.5%
-------------------------------------------------------------------------------



        The first two impacts, equalization reserves and employee benefits, are the mere reflection of IFRS.

        The third impact consists in the reclassification from technical result to investment expenses of interests credited on P&C technical reserves relating to annuities, consistent with market practices. This impacts mainly Workers' Compensation in Belgium.

    o GEARING: IFRS gearing as of December 31, 2004 is 42% compared to 39% under FGAAP.


-------------------------------------------------------------------------------
At December 31, 2004 (Euro billion)                                       IFRS
-------------------------------------------------------------------------------
TOTAL FINANCING DEBT ON THE BALANCE SHEET                                 11.0
        Reversal of mark-to-market of interest rate
        derivatives not eligible for hedge accounting*                     0.6
TOTAL FINANCING DEBT USED FOR GEARING RATIO (A)                           11.6
        Cash available at AXA SA level (B)                                 1.1
-------------------------------------------------------------------------------
TOTAL NET DEBT (A) - (B)                                                  10.5
-------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY & MINORITY INTERESTS                                 31.0
        Less: change in fair value recorded in
        SH equity                                                         -5.8
-------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY & MINORITY INTERESTS FOR GEARING**                   25.3
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
TOTAL NET DEBT/ SHAREHOLDERS' EQUITY & MINORITY INTERESTS**                42%
-------------------------------------------------------------------------------

* In the IFRS balance sheet, the financing debt includes the mark-to-market of interest rate derivatives. For interest rate derivatives not eligible for hedge accounting, the mark-to-market is reversed as the related debt instruments are not marked-to-market.

** IFRS Shareholders' equity is adjusted to exclude changes in FV flowing through shareholders' equity.

-------------------------------Be Life Confident--------------------------------

INFORMATION ABOUT THE IFRS CONFERENCE CALL

Members of AXA's senior management will discuss these preliminary 2004 IFRS results today, June 21, 2005, during a conference call starting at 2 pm Paris time (1 pm London time, 8 am New York time). The investor material is available at http://www.axa.com/.

The conference call access numbers are:

    o   Europe: + 44 (0) 207 162 0180

    o   US: + 1 334 323 6203

Replay will be available at http://www.axa.com/ starting June 22, 2005.

                                      * * *
                                        *
ABOUT AXA

AXA Group is a worldwide leader in financial protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 869 billion in assets under management as of December 31, 2004. For full year 2004, IFRS revenues amounted to Euro 67 billion and IFRS underlying earnings amounted to Euro 2,640 million. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

                                       * *
                                        *

            This press release and the presentation are available on
                        AXA Group web site: www.axa.com

AXA INVESTOR RELATIONS:                 AXA MEDIA RELATIONS:
----------------------                  -------------------
Matthieu Andre:     +33.1.40.75.46.85   Christophe Dufraux:  +33.1.40.75.46.74
Caroline Portel:    +33.1.40.75.49.84   Clara Rodrigo:       +33.1.40.75.47.22
Sophie Bourlanges:  +33.1.40.75.56.07   Rebecca Le Rouzic:   +33.1.40.75.97.35
Kevin Molloy:       +1.212.314.28.93    Mary Taylor:         +1.212.314.58.45

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents, economic and market developments, regulatory actions and developments, litigations and other proceedings. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2003 and AXA's Document de Reference for the year ended December 31, 2004, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

-------------------------------Be Life Confident--------------------------------

APPENDIX 1: FULL YEAR 2004 EARNINGS BY COUNTRY - IFRS VERSUS FGAAP

                                         ----------------------------  -----------------------------  ------------------------------
FY 2004                                      UNDERLYING EARNINGS             ADJUSTED EARNINGS                NET INCOME
Euro million                               IFRS     FGAAP      VAR.      IFRS      FGAAP      VAR.     IFRS      FGAAP       VAR.
---------------------------------------  ----------------------------  -----------------------------  ------------------------------
LIFE & SAVINGS                            1 564     1 603       -38     1 908      1 727       182      1 826    1 390        436
   France                                   350       372       -23       455        425        30        534      422        112
   US                                       664       643        21       713        674        39        577      525         52
   UK                                        86       108       -22        -2        109      -110        -27       19        -47
   Japan                                    145       163       -18       292        199        93        274      148        126
   Germany                                   14         9         4         3        -38        41         -3      -50         47
   Belgium                                   74        85       -11       173        104        69        191       95         96
   Southern Europe                           41        41         0        48         45         3         50       44          7
   Other Countries                          190       181         9       226        209        18        230      187         44
     of which Australia/New Zealand          50        52        -2        52         50         2         50       41         10
     of which Hong-Kong                      60        60         0        66         74        -8         66       60          6
--------------------------------------   ---------------------------  -----------------------------   ------------------------------
PROPERTY & CASUALTY                       1 104     1 063        41     1 375      1 035       340      1 439      907        532
   France                                   304       308        -4       381        304        77        407      297        111
   Germany                                  120       118         2       124         71        53        163       60        103
   Belgium                                  159       146        14       215        142        73        228      125        104
   UK & Ireland                             302       278        25       359        274        85        372      244        128
   Southern Europe                          114       114         1       177        145        31        185      141         44
   Others countries                         103        99         4       119         98        21         83       41         43
--------------------------------------   ---------------------------  -----------------------------   ------------------------------
INTERNATIONAL INSURANCE                     139       155       -16       226        238       -11        244      227         18
   AXA RE                                    96       108       -13       111        142       -30        126      131         -5
   AXA CS Assurance                          50        54        -4        96         84        12         97       84         13
   Others                                    -6        -7         0        19         11         8         20       11         10
--------------------------------------   ---------------------------  -----------------------------   ------------------------------
ASSET MANAGEMENT                            299       316       -17       301        318       -17        304      265         39
   Alliance Capital                         205       207        -2       208        210        -2        207      170         37
   AXA Investments Managers                  94       108       -15        94        108       -15         97       95          2
--------------------------------------   ---------------------------  -----------------------------   ------------------------------
OTHER FINANCIAL SERVICES                     22        26        -4        22         26        -4         13       22        -10
--------------------------------------   ---------------------------  -----------------------------   ------------------------------
HOLDINGS                                   -488      -439       -49      -489       -442       -48        -88     -292        204
--------------------------------------   ---------------------------  -----------------------------   ------------------------------
TOTAL                                     2 640     2 723       -83     3 344      2 901       443      3 738    2 519      1 219
--------------------------------------   ---------------------------  -----------------------------   ------------------------------

-------------------------------Be Life Confident--------------------------------

APPENDIX 2: HALF YEAR 2004 EARNINGS BY COUNTRY - IFRS VERSUS FGAAP

                                         ----------------------------  -----------------------------  -----------------------------
1H04                                         UNDERLYING EARNINGS             ADJUSTED EARNINGS                NET INCOME
Euro million                               IFRS     FGAAP      VAR.      IFRS      FGAAP      VAR.     IFRS      FGAAP       VAR.
---------------------------------------  ----------------------------  -----------------------------  -----------------------------
LIFE & SAVINGS                              816       848       -32       984        906        78       975       739       236
   France                                   219       240       -21       266        272        -5       254       270       -16
   US                                       317       309         8       344        330        14       352       262        89
   UK                                        38        53       -15       -27         56       -82       -27        10       -38
   Japan                                     80        79         1       199        126        72       209       101       107
   Germany                                    0         2        -1       -25        -56        32       -33       -65        33
   Belgium                                   41        48        -8        95         64        31        88        59        29
   Southern Europe                           23        23         0        29         26         3        29        26         4
   Other Countries                           98        94         4       102         88        14       102        75        27
     of which Australia/New Zealand          29        26         3        25         23         3        25        18         7
     of which Hong-Kong                      39        39         0        44         41         3        44        35        10
---------------------------------------  ----------------------------  -----------------------------  -----------------------------
PROPERTY & CASUALTY                         578       562        16       699        620        78       677       536       141
   France                                   164       170        -6       179        190       -11       180       187        -7
   Germany                                   68        67         1        50         63       -14        62        57         5
   Belgium                                   92        86         5       113         96        17       112        87        25
   UK & Ireland                             145       130        15       182        130        52       182       109        73
   Southern Europe                           67        66         1       109         84        25       110        82        28
   Others countries                          43        43         0        66         56        10        32        14        17
---------------------------------------  ----------------------------  -----------------------------  -----------------------------
INTERNATIONAL INSURANCE                     138       141        -4       159        165        -6       156       156         0
   AXA RE                                    88        86         1       107         97         9       103        89        14
   AXA CS Assurance                          26        32        -5        21         37       -16        21        37       -15
   Others                                    24        23         1        31         31         0        33        31         2
---------------------------------------  ----------------------------  -----------------------------  -----------------------------
ASSET MANAGEMENT                            123       136       -13       125        137       -12       127       121         6
   Alliance Capital                          86        85         0        87         87         0        87        75        12
   AXA Investments Managers                  38        51       -13        38         50       -12        39        45        -6
---------------------------------------  ----------------------------  -----------------------------  -----------------------------
OTHER FINANCIAL SERVICES                      8         4         4         8          4         4         1         2        -1
---------------------------------------  ----------------------------  -----------------------------  -----------------------------
HOLDINGS                                   -265      -256        -8      -314       -243       -71      -202      -110       -92
---------------------------------------  ----------------------------  -----------------------------  -----------------------------
TOTAL                                     1 399     1 436       -37     1 661      1 590        71     1 733     1 444       289
---------------------------------------  ----------------------------  -----------------------------  -----------------------------

-------------------------------Be Life Confident--------------------------------

APPENDIX 3: SIMPLIFIED BALANCE SHEET AS OF DECEMBER 31, 2004 - IFRS VERSUS FGAAP

-----------------------------------------------------------------   ---------------------------------------------------------------
At December 31, 2004 (Euro billion)            IFRS        FGAAP                                                 IFRS        FGAAP
-----------------------------------------------------------------   ---------------------------------------------------------------
Goodwill                                       11.9         12.4    Shareholders' equity, group share            28.5         26.2
VBI                                             3.2          3.0    Minority interests (MI)                       2.5          2.2
                                                                    ---------------------------------------------------------------
DAC & equivalent*                              13.0         12.0    SHAREHOLDERS' EQUITY & MI                    31.0         28.4
                                                                    ---------------------------------------------------------------
Other intangibles                               0.6          0.6
                                                                    Technical reserves                          394.5        386.2
Invested assets                               405.7        381.9    Provisions for risks & charges                7.7          4.4
                                                                    Financing debt                               11.0         12.2
Other assets                                   70.1         71.1    Other liabilities                            60.2         49.8
-----------------------------------------------------------------   ---------------------------------------------------------------
ASSETS                                        504.5        481.0    LIABILITIES & SH EQUITY                     504.5        481.0
-----------------------------------------------------------------   ---------------------------------------------------------------

* Life DAC, net of URR, tax, PB and MI = Euro 4.9 bn



APPENDIX 4: RECONCILIATION FGAAP TO IFRS OF DECEMBER 31, 2004 ASSETS AND
            LIABILITIES & SHAREHOLDERS' EQUITY - MAIN IMPACTS

--------------------------------------------------------------    -------------------------------------------------------------
At December 31, 2004 (Euro billion)                               At December 31, 2004 (Euro billion)
--------------------------------------------------------------    -------------------------------------------------------------
ASSETS - FGAAP                                            481     LIABILITIES & SH EQUITY - FGAAP                          481
--------------------------------------------------------------    -------------------------------------------------------------
                                                                    Shareholders' equity increase                            2
    Intangible gross-up                                     3       Intangible gross-up                                      3
    Minority interests & scope                              5       Minority interests & scope                               5
    Mark-to-market                                         17       Mark-to-market (PB + DTL)                               11
    Shadow DAC & VBI                                       -1
    Pension benefits asset gross-up                         2       Pension benefits                                         4
    VBI & goodwill other adjustments                       -1       TSS reclassification                                    -1
--------------------------------------------------------------    -------------------------------------------------------------
ASSETS - IFRS                                             505     LIABILITIES & SH EQUITY - IFRS                           505
--------------------------------------------------------------    -------------------------------------------------------------

-------------------------------Be Life Confident--------------------------------